07025677

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

Кому: Mr. Paul M. Dudek, Esq.
Орган: Securities and Exchange Commission
Office of International Corporate Finance
Адрес: Mail Stop 3628
100 F Street NE
Washington, D.C. 20549, U.S.A.

Our reference # 09.1-14/10888

Date July 23, 2007

Re: [Uralsvyazinform]
SEC File No. 82-4545

Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr. Dudek:

Reference is hereby made to the Application Letter provided to the Securities and Exchange Commission (the "Commission") on behalf of OJSC 'Uralsvyazinform', a company incorporated under the laws of the Russian Federation (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is http://www.usi.ru/en/shareholders/SEC/. At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary and preference shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact Nadia Chestvilova, Equity Manager, Equity and IR Department, Uralsvyazinform at + 7 (343) 379-18-58.

Very truly yours,

Chief Financial Officer
Valery A. Chernyshev

8/3

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

Our reference # 09.1-14/10888

Date July 23, 2007

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street NE
Washington, D.C. 20549 U.S.A.

RECEIVED
AUG -3 A 3:3

Re: [Uralsvyazinform]
SEC File No. 82-4545

Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr. Dudek:

Reference is hereby made to the Application Letter provided to the Securities and Exchange Commission (the "Commission") on behalf of OJSC 'Uralsvyazinform', a company incorporated under the laws of the Russian Federation (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is http://www.usi.ru/en/shareholders/SEC/. At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary and preference shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact Nadia Chestvilova, Equity Manager, Equity and IR Department, Uralsvyazinform at + 7 (343) 379-18-58.

Very truly yours,

Chief Financial Officer
Valery A. Chernyshev

END